SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

233247105

(CUSIP Number of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-4
☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer).

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended (together with any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer by dMY Technology Group, Inc. VI, a blank check company incorporated in Delaware (the “Company” or “dMY VI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 24,150,000 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price of $10.231888 per share (the “Purchase Price”). The Purchase Price, which is a fixed amount, was determined by calculating the quotient obtained by dividing: (i) the aggregate amount expected to be on deposit in the Trust Account initially established to hold the proceeds of the initial public offering (“IPO”) of dMY VI (the “Trust Account”), as of two business days prior to the Closing (as defined herein), including interest not previously released to dMY VI to pay its taxes (which will not include, for the avoidance of doubt, the Excise Tax, as defined herein), by (ii) the total number of then outstanding shares of Common Stock. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated January 26, 2023 (the “Initial Offer to Purchase”), as amended and restated on March 3, 2023 and March 16, 2023 (the “Amended and Restated Offer to Purchase” and the “Second Amended and Restated Offer to Purchase”, respectively, and together with the Initial Offer to Purchase, the “Offer to Purchase”, as it may be amended or supplemented from time to time) and in the related Letter of Transmittal, filed on January 26, 2023, (the “Initial Letter of Transmittal”), as amended on March 3, 2023 (the “Amended Letter of Transmittal,” together with the Initial Letter of Transmittal, the “Letter of Transmittal”, as it may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(e)(2) under the Exchange Act.

All information in the Second Amended and Restated Offer to Purchase and the Amended Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(E) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Second Amended and Restated Offer to Purchase.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Second Amended and Restated Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(E), are hereby amended and supplemented as follows in response to comments from the SEC and to reflect additional updates from the Company.

(a)

Adding a new third paragraph of the risk factor titled “You may not have the same benefits as an investor in an underwritten public offering and may be subject to material risks present when a company is taken public through a business combination, including, but not limited to, the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement” starting on page 18 of the Second Amended and Restated Offer to Purchase to read as follows:

The $3.045 million total consideration to be paid to Sellers was the result of negotiation between the Sellers and representatives of dMY VI. In addition to the upfront value of the consideration offered to the Sellers, the Sellers considered how Rainwater Tech could benefit through a business combination with dMY VI, including the benefits of becoming a public company from the perspectives of talent attraction and access to capital, as well as the ability to make acquisitions using public equity currency. They also considered the track record and demonstrated ability of the dMY VI sponsor team in bringing a pioneering technology onto the public markets. The Rainwater Tech Sellers applied their business judgment in reviewing and agreeing to the total consideration with dMY VI. The Board of dMY VI, in consultation with dMY VI management and its financial and legal advisors, and utilizing its substantial experience in evaluating the operating and financial merits of companies, including in sectors relevant to water infrastructure and generation, considered a variety of factors in reaching the determination that the fair market value of Rainwater Tech is at least $200 million. In particular, the Board considered the analyses described below under the heading “Valuation Analysis.” While the consideration to be paid to the Sellers implies a valuation that is lower than the fair market value determination reached by the Board, dMY VI believes the consideration to be paid to Sellers reflects current market conditions, the relative contribution of time and commitment the Sellers had devoted to Rainwater Tech as of the time of entry into the Share Purchase Agreement and the nascent stage of the Company, and is not reflective of the value proposition of the business for dMY VI and its stockholders described under the heading “Valuation Analysis.”

(b)	Adding the following sentences to the end of the last paragraph of the section “Underwriting Agreement” on page 111 of the Second Amended and Restated Offer to Purchase:

As of the date of this filing, Needham has received 5% of the upfront underwriting fees ($241,500) in connection with the dMY VI IPO that was consummated in October 2021, but otherwise has not received any other remuneration. To date, Needham has not been paid any fees for its financial advisor services with respect to this transaction. On December 20, 2022, dMY VI engaged Needham as its exclusive financial advisor to the Company and as its exclusive placement agent in connection with the Business Combination with Rainwater Tech. dMY VI agreed to pay Needham fees to be mutually agreed upon at a later date, solely in the event that the Company completes its Business Combination. Upon successful consummation of the Business Combination, dMY VI expects to pay Needham $1.0 million.

(c)	Pro forma footnote (g) on page 146 of the Second Amended and Restated Offer to Purchase is hereby amended and supplemented to read as follows:

(g)

Reflects the repayment of working capital loans of approximately $295,000 as of December 31, 2022 upon closing of the Transaction. In January 2023, dMY VI received additional loan proceeds in the amount of $86,000 under the working capital loans. dMY VI also plans to repay the additional working capital loan proceeds in full upon closing of the Transaction. As a result, the additional loan proceeds and additional repayment does not have a net effect on the pro forma financial statements.

Certain of Rainwater Tech’s and dMY VI’s officers also paid an aggregate of approximately $17,000 and approximately $153,000, respectively, to cover for certain expenses and purchases on Rainwater Tech’s behalf. As of December 31, 2022, Rainwater Tech recorded the full outstanding amount of approximately $170,000 owed to such officers in due to related parties in the accompanying historical balance sheet. On February 2, 2023, Rainwater Tech issued a promissory note (the “Note”) to its CEO and certain officers of dMY VI for an aggregate amount of $600,000, of which approximately $153,000 was already lent by one of the officers of dMY VI as of December 31, 2022 as mentioned above. Rainwater Tech received the remaining cash proceeds of $447,000 under the Note in February 2023. The Note has an annual interest rate of 5% and shall be due and payable on August 1, 2023 (“Maturity Date”). Rainwater Tech plans to repay the Note in full upon its maturity date (“Maturity Date”) out of the combined entity’s operating cash account. The Company plans to consummate the Transaction prior to the Maturity Date. As a result, the unaudited pro forma combined financial statements reflect the full amount of the $170,000 due to related parties as fully outstanding.

(d)	The second paragraph for pro forma footnote (h) on page 145 of the Second Amended and Restated Offer to Purchase is hereby amended and supplemented to read as follows:

Upon the consummation of the Offer, we plan to use the cash available from the funds held in the Trust Account to purchase the shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer, and the balance will be released to us to fund our working capital and the growth of Rainwater Tech. The trust fund balance at Closing is estimated to be approximately $247,100,000, assuming no redemptions and excluding payment of transaction expenses and Seller Cash Consideration. Assuming all of the 24,150,000 shares are tendered for redemption, the remaining balance will be further reduced to $0. dMY VI intends to enter into Subscription Agreements (as defined in the Share Purchase Agreement) with PIPE Investors, pursuant to which, among other things, the PIPE Investors will agree to purchase from dMY VI, and not in the open market, certain shares of dMY VI’s Class A Common Stock immediately prior to the consummation of the Business Combination at a cash purchase price of $10.00 per share. As of the date of this filing, the PIPE Investment process is ongoing, and dMY VI has entered into two Subscription Agreements for a total PIPE Investment of $200,000 to purchase a total of 20,000 shares of dMY VI’s Class A Common Stock, par value $0.0001 per share, at a purchase price of $10.00 per share. dMY VI intends to enter into additional PIPE Subscription Agreements with PIPE Investors in the future. There is no guarantee that additional financing will be provided and if the conditions to the Offer are not satisfied and if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001, we will not be able to access the funds held in the Trust Account and thus will need to terminate or extend the Offer. The transactions with the PIPE investors might trigger the anti-dilution provision for the conversion rights to the holder for dMY VI’s Class B common stock. On December 22, 2022, dMY VI entered into an agreement (the “Sponsor Support Agreement”) with the holders for dMY VI’s Class B common stock (the “initial shareholders”), pursuant to which the initial shareholders agreed to waive their rights to the anti-dilution adjustment for conversion ratio in connection with the Business Combination with Rainwater Tech. As a result, the Class B common stock will be converted into Class A common stock upon consummation of the transaction with Rainwater Tech on a one-for-one basis. The pro forma financial statements do not include the effect of the ongoing PIPE Investments.

(e)	Pro forma footnote (aa) on page 147 of the Second Amended and Restated Offer to Purchase is hereby amended and supplemented by including the following footnote under “Financial Advisory”:

Represent fees potentially owed to Needham & Company, LLC (“Needham”), dMY VI’s exclusive financial advisor to the Company and as its exclusive placement agent in connection with the possible Merger with Rainwater Tech. The Company agreed to pay Needham a fee to be mutually agreed upon at a later date. The unaudited combined pro forma financials reflects an estimate of $1.0 million for Needham fees.

(f)

The table with historical results presented under the section “SELECTED HISTORICAL FINANCIAL INFORMATION OF DMY VI” on page 67 of the Second Amended and Restated Offer to Purchase is hereby deleted and replaced with the following:

For the Year Ended December 31, 2022
Selected Historical Data:
Statement of Operations
Total operating expenses	$3,906,472

Loss from operations	(3,906,472)
Total other income	26,783,918

Net income before income taxes	22,877,446
Income tax expenses	680,665

Net income	$22,196,781

Basic and diluted net income per share, Class A common stock	$0.74
Weighted average shares outstanding of Class A common stock, basic and diluted	24,150,000
Basic and diluted net income per share, Class B common stock	$0.74
Weighted average shares outstanding of Class B common stock, basic and diluted	6,037,500

Balance Sheet Data
Total assets	$245,178,900
Total liabilities	$6,063,421
Class A shares of common stock subject to possible redemption	$243,922,084
Total stockholders’ equity	$(4,806,605)

(g)

The table with selected summary unaudited pro forma combined financial information presented under the section “SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION” on page 69 of the Second Amended and Restated Offer to Purchase is hereby deleted and replaced with the following:

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Selected Unaudited Pro Forma Combined Statement of Operations – Year Ended December 31, 2022
Total expenses	$10,748,453	$10,748,453

Operating loss	(10,748,453)	(10,748,453)

Net income	$11,908,382	$11,908,382

Basic and diluted net income per share	$0.39	$1.46
Basic and diluted weighted average shares outstanding	30,457,500	8,131,247

Selected Unaudited Pro Forma Combined
Balance Sheet Data as of December 31, 2022
Total assets	$239,166,449	$12,703,690
Total liabilities	$4,330,227	$4,330,227
Total stockholders’ equity	$234,836,222	$8,373,463

(h)	The fifth and sixth paragraphs on page 76 of the Second Amended and Restated Offer to Purchase are hereby deleted and replaced in their entirety with the following:

During the period from November 28, 2022 through the day of this filing, senior management of dMY VI and Needham & Company, LLC (“Needham”), financial advisor to dMY VI, have led a PIPE Investment process. Needham’s role as financial advisor in this transaction has been to provide general financial and capital markets advice to dMY VI, as well as to assist as a placement agent concerning the potential PIPE Investment. In connection with the PIPE Investment process, representatives of dMY VI and Needham have gone out to investors from their respective networks to raise capital in connection with the proposed Business Combination.

As of the date of this filing, the PIPE Investment process is ongoing, and dMY VI has entered into two Subscription Agreements for a total PIPE Investment of $200,000 to purchase a total of 20,000 shares of dMY VI’s Class A Common Stock, par value $0.0001 per share, at a purchase price of $10.00 per share. dMY VI intends to enter into additional PIPE Subscription Agreements with PIPE Investors in the future. dMY has filed the form of PIPE Subscription Agreement as Exhibit (d)(14) to the Schedule TO-I/A Amendment No. 5.

(i)

The sixth bullet point under the paragraph “In making its consideration, the dMY VI Board also considered, amongst other things, the following potential concerns of the Business Combination” on page 80 of the Second Amended and Restated Offer to Purchase is hereby amended and supplemented to read as follows:

•

The risk that dMY VI does not obtain sufficient proceeds from one or more PIPE Investments and that redemptions would result in dMY VI having insufficient cash in the Trust Account to meet the requirements of the Business Combination and successful operation of Rainwater Tech following the closing;

(j)

On pages 114 and 118 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the sentence “Mr. You is also the co-chief executive officer and chairman of dMY Squared Technology Group, Inc. and director of IonQ, Inc., of Coupang and of Broadcom.” and replacing it with “Mr. You is also the chairman of dMY Squared Technology Group, Inc. and director of IonQ, Inc., of Coupang and of Broadcom.”

(k)

On pages 114 and 119 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the sentence “Mr. de Masi is also the co-chief executive officer and director of dMY Squared Technology Group, Inc. and director of Planet Labs, of IonQ, Inc., of Rush Street Interactive and of Genius Sports Limited.” and replacing it with “Mr. de Masi is also the chief executive officer and director of dMY Squared Technology Group, Inc. and director of Planet Labs, of IonQ, Inc., of Rush Street Interactive and of Genius Sports Limited.”

(l)

The two paragraphs under the heading “PIPE Subscription Agreements” starting on page 150 of the Second Amended and Restated Offer to Purchase are hereby deleted and replaced in their entirety with the following:

In connection with entering into the Share Purchase Agreement, as of the date of this filing, dMY VI has entered into two Subscription Agreements for a total PIPE Investment of $200,000 to purchase a total of 20,000 shares of dMY VI’s Class A Common Stock, par value $0.0001 per share, at a purchase price of $10.00 per share. dMY VI intends to enter into additional Subscription Agreements (as defined in the Share Purchase Agreement) with PIPE Investors, pursuant to which, among other things, the PIPE Investors will agree to purchase from dMY VI, and not in the open market, certain shares of Common Stock immediately prior to the consummation of the Business Combination at a purchase price of $10.00 per share. Such Subscription Agreements with PIPE Investors are not a Closing condition of, or otherwise necessary to, the Business Combination.

The Subscription Agreements contain customary representations, warranties, covenants and agreements of dMY VI and the PIPE Investors. The Subscription Agreements include customary closing conditions which include (i) absence of any amendment or modification to the Share Purchase Agreement that is material and adverse to the PIPE Investors; and (ii) the right to terminate the Subscription Agreements upon the earlier to occur of (a) such date and time as the Share Purchase Agreement is terminated in accordance with its terms, (b) the mutual written agreement of the parties to the Subscription Agreements or (c) if at the Closing of the Business Combination, any of the conditions to closing the Subscription Agreements have not been satisfied, such that the transactions contemplated in the Subscription Agreements have not been consummated by the Closing, other than as a result of breach by the terminating party.

(m)	The following sentences are adjusted as indicated below.

i.

On page 7 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the last paragraph and replacing it with “If any of the conditions to the Business Combination are not satisfied, dMY VI, the Sellers or Rainwater Tech, as applicable, may choose to exercise any applicable right to terminate the Share Purchase Agreement. dMY VI expects Rainwater Tech and the Sellers to waive the condition of approval for listing by NYSE of the Common Stock Consideration, to the extent that such approval is received with respect to NASDAQ. See “Risk Factors—Risks Relating to the Offer and the Business Combination” and “The Share Purchase Agreement—Conditions to Closing.” We refer to the conditions to the Offer and the Business Combination, as the “offer conditions.” See “The Share Purchase Agreement—Conditions to Closing” and “The Offer—Conditions of the Offer.”

ii.

On page 14 of the Second Amended and Restated Offer to Purchase, deleting the second bullet point in its entirety and replacing it with “the shares of Common Stock could be delisted from NYSE or not accepted by NASDAQ for listing if we do not meet applicable requirements;”.

iii.

On page 16 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the third bullet point under the risk factor titled “The Offer presents potential risks and disadvantages to us and our continuing stockholders” and replacing it as follows:

the risk that the Offer may reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and the number of our stockholders, which may reduce the volume of trading in the Common Stock and may result in lower share prices and reduced liquidity in the trading of the Common Stock following completion of the Offer and limit our ability to meet NYSE or NASDAQ listing standards as applicable, including having the requisite number of round lot holders or stockholders. Please see risk factor entitled “NYSE could delist our Common Stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions,” below.

iv.	On pages 19, 23, 120, 121 and 122 of the Second Amended and Restated Offer to Purchase deleting references to “NYSE” and replacing it with “NYSE or NASDAQ, as applicable”.

v.	On pages 22, 33, 49, 95 and 107 of the Second Amended and Restated Offer to Purchase deleting references to “NYSE” and replacing it with “NYSE or NASDAQ”.

vi.

On page 22 of the Second Amended and Restated Offer to Purchase deleting the reference to “the NYSE listing requirements” and replacing it with “the NYSE listing requirements or the NASDAQ listing requirements”.

vii.

On page 33 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the risk factor titled “NYSE could delist our Common Stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.” and replacing it with the following:

NYSE could delist our Common Stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Our securities are listed on the NYSE, a national securities exchange. Our continued eligibility for listing may depend upon, among other things, the number of public shares that are redeemed. We intend to voluntarily delist from NYSE and, as of the closing of the Business Combination, list on the NASDAQ. We believe as of the Closing, we are more likely to meet the listing standards of NASDAQ. We cannot assure you that we will be able to remain in compliance with the NYSE or NASDAQ listing requirements, as applicable. If the NYSE, or, following the closing of the Business Combination, the NASDAQ, delists our securities, our public stockholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our Common Stock are a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, it is a condition to consummation to the Business Combination that our Common Stock shall have been approved for listing on NYSE, subject to completion of the Business Combination. dMY VI expects Rainwater Tech and the Sellers to waive the condition of approval for listing by NYSE of the Common Stock, to the extent that such approval is received with respect to NASDAQ. If our securities are delisted from NYSE, the Sellers could elect to terminate the Share Purchase Agreement and, as a result, we would not be able to complete the Business Combination, or another business combination, before the Business Combination Deadline.

viii.	On page 49 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the twelfth bullet point under the section “FORWARD-LOOKING STATEMENTS” and replacing it as follows:

•	the continued listing of our securities on NYSE or new listing of our securities on NASDAQ and the ability to meet the NYSE listing standards, and the potential delisting of our shares from NYSE;

ix.	Starting on page 89 of the Second Amended and Restated Offer to Purchase amending the heading titled “Conditions to Closing” by adding the following fourth paragraph:

dMY VI expects Rainwater Tech and the Sellers to waive the Closing conditions of approval for listing by NYSE of the Common Stock Consideration, to the extent that such approval is received with respect to NASDAQ, related to the bringdown of representations and warranties that refer to NYSE, to the extent references to NYSE are replaced with NASDAQ.

x.

Starting on page 94 of the Second Amended and Restated Offer to Purchase, amending the third paragraph under the heading “Conditions to Closing” by deleting it in its entirety and replacing it with the following:

dMY VI’s units, Common Stock and warrants are currently listed on NYSE and dMY VI expects to list the Common Stock and warrants on NASDAQ at Closing; however we can provide no assurance that dMY VI will continue to meet the listing requirements of NYSE after the Business Combination or NASDAQ after the Closing. See “Risk Factors—Risks Relating to the Offer and Business Combination” and “—Risks Related to dMY VI.”

xi.	On page 107 of the Second Amended and Restated Offer to Purchase, deleting the second paragraph and replacing it as follows:

Our Common Stock may be delisted if we fail to maintain certain NYSE listing requirements or, in the event we list on NASDAQ, certain NASDAQ listing requirements. There can be no assurance that we will be able to maintain compliance with the NYSE continued listing requirements or that our securities will continue to be listed on NYSE. See “Risk Factors—NYSE could delist our Common Stock, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.”

xii.	On page 125 of the Second Amended and Restated Offer to Purchase, deleting “continue to be listed on the NYSE” and replacing it with “voluntarily delist from the NYSE and list on the NASDAQ”.

(n)

Deleting in its entirety the “DMY TECHNOLOGY GROUP, INC. VI AUDITED FINANCIAL STATEMENTS” starting on page F-1 of the Second Amended and Restated Offer to Purchase and replacing it with pages F-1 to F-21 of Exhibit (a)(5)(v) filed herewith. dMY VI had previously recognized a liability upon closing of its initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claim to this deferred commission in November 2022. The Company recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, including with the Company’s independent auditors, dMY VI management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, the Company’s management and the audit committee concluded that the Company’s previously issued audited financial statements for the year ended December 31, 2022 on its Annual Report on Form 10-K filed with the SEC on March 3, 2023 should no longer be relied upon and that it is appropriate to restate the Annual Report. As a result, on March 24, 2023 dMY VI restated its Annual Report on Form 10-K/A to reflect the accounting treatment, which was filed with the SEC on March 24, 2023 and is filed as Exhibit (a)(5)(v) herein.

(o)

In connection with (n), deleting in its entirety the disclosure in the section “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DMY TECHNOLOGY GROUP, INC. VI” starting beneath the header “Overview” on page 108 of the Second Amended and Restated Offer to Purchase and replacing it with the information under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 37 to 42 of Exhibit (a)(5)(v) filed herewith.

(p)

Deleting in its entirety the section “UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION” starting on page 139 of the Second Amended and Restated Offer to Purchase and replacing it with Exhibit (a)(5)(vii) filed herewith.

(q)

On page 32 of the Second Amended and Restated Offer to Purchase, deleting in its entirety the risk factor titled “Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.” and replacing it with the following two risk factors:

We have identified a material weakness in our internal controls over financial reporting, which could have a significant and adverse effect on our business and reputation, as well as adversely affect our ability to report our results of operations and financial condition accurately.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. To comply with the requirements of being a public company, the combined company will be required to provide attestation on internal controls, and we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff.

In March 2023, we identified a material weakness in our internal control over financial reporting related to the accounting for a waiver of an underwriter’s claim to its deferred commission which was to be contingently payable upon closing of a future business combination. dMY VI recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, including with the Company’s independent auditors, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit. Therefore, the Company’s management and audit committee concluded that the Company’s previously issued audited financial statements for the year ended December 31, 2022 on Form 10-K filed with the SEC on March 3, 2023 should no longer be relied upon and that it is appropriate to restate the Annual Report. As a result, the Company restated the dMY VI 10-K on Form 10-K/A, as filed with the SEC on March 24, 2023, to reflect the change in accounting treatment (the “Form 10-K/A”). The Form 10-K/A is filed as Exhibit (a)(5)(v) herein.

As a result of this material weakness, the Company’s management has concluded that a material weakness remains in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective. The Company’s remediation plan with respect to such material weakness will be described in more detail in the Q3 Form 10-Q/A. To respond to this material weakness, we have devoted, and intend to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Efforts to remediate this material weakness may not be effective or prevent any future material weakness or significant deficiency in the combined company’s internal control over financial reporting. If the combined company’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, the combined company may be unable to report its financial results accurately on a timely basis, which could cause combined company’s reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of the combined company’s common stock to decline. Ineffective internal controls could also cause investors to lose confidence in the combined company’s reported financial information, which could have a negative effect on the trading price of its stock.

The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Rainwater Tech as a privately-held company. Further, as an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. Rainwater Tech’s status as an emerging growth company will end as soon as any of the following takes place: the last day of the fiscal year in which Rainwater Tech has at least $1.235 billion in annual revenue; the date Rainwater Tech qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; the date on which Rainwater Tech has issued, in any three-year period, more than $1.0 billion in nonconvertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of the dMY VI IPO. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the combined company are documented, designed or operating.

Testing and maintaining these controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in the internal control over financial reporting of the combined company or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

After consultation with our independent registered public accounting firm, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of December 31, 2022. As discussed elsewhere in the Form 10-K/A filed as Exhibit (a)(5)(v) herewith, we identified a material weakness in our internal controls over financial reporting related to the accounting for a significant and unusual transaction related to the extinguishment of a contingent obligations in November 2022.

As a result of such material weakness, the restatement of our financial statements for the Affected Period (as defined in the Form 10-K/A), the change in accounting for the extinguishment, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of the Form 10-K/A, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the business of the combined company and its results of operations and financial condition.

(r)

Adding a new third paragraph to the section “Rainwater Tech Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operations—12-Month Plan” on page 129 of the Second Amended and Restated Offer to Purchase as follows:

On March 23, 2023, Rainwater Tech announced a multi-year arrangement expected to deploy ground-based ionization rainfall generation technology in at least three Discovery Land Company (“Discovery”) properties, which include private golf or ski components, during the second half of 2023.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(v)*	dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023).

(a)(5)(vii)**	Revised Unaudited Pro Forma Combined Financial Statements for the period ended December 31, 2022.

(d)(14)**	Form of PIPE Subscription Agreement between dMY Technology Group, Inc. VI and other parties signatories thereto.

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated January 26, 2023.

(a)(1)(B)*	Letter of Transmittal to Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Amended and Restated Offer to Purchase, dated March 3, 2023.

(a)(1)(D)*	Amended Letter of Transmittal, dated March 3, 2023.

(a)(1)(E)*	Second Amended and Restated Offer to Purchase, dated March 16, 2023.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Commencement Press Release, dated January 26, 2023.

(a)(5)(ii)*	Summary Advertisement, dated January 26, 2023.

(a)(5)(iii)*	Extension of Tender Offer Press Release, dated February 22, 2023.

(a)(5)(iv)*	Extension of Tender Offer and Release of dMY VI Audited Annual Financial Statements for 2022 Press Release, dated March 3, 2023.

(a)(5)(v)*	dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023).

(a)(5)(vi)*	Rain Enhancement Technologies, Inc. Financial Information for the period from November 10, 2022 (inception) through December 31, 2022.

(a)(5)(vii)**	Revised Unaudited Pro Forma Combined Financial Statements for the period ended December 31, 2022.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated September 30, 2021, among the Company and Goldman Sachs & Co. LLC as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(3)	Warrant Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(4)	Investment Management Trust Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(5)	Registration Rights Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(6)	Private Placement Warrants Purchase Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(7)	Administrative Services Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(8)	Letter Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC and each of the executive offices and directors of dMY Technology Group, Inc. VI (incorporated by reference to Exhibit 10.5 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(9)	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(10)	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(11)	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(12)*	Exclusive License Agreement, dated November 21, 2022, between Rain Enhancement Technologies, Inc. and Theodore Anderson.

(d)(13)*	First Amendment to the Share Purchase Agreement, dated as of March 1, 2023, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters.

(d)(14)**	Form of PIPE Subscription Agreement between dMY Technology Group, Inc. VI and other parties signatories thereto.

(g)	Not applicable.

(h)	Not applicable.

(i)*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMY TECHNOLOGY GROUP, INC. VI

/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer and Director

Dated: March 24, 2023